Pricing Supplement (To the Prospectus, the Prospectus Supplement, and the Product Prospectus Supplement, each dated January 28, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-171806 April 19, 2013
Royal Bank of Canada	$1,125,000 Buffered Return Notes due July 24, 2014 Linked to the Russell 2000® Index Senior Global Medium-Term Notes, Series E
General
•
The Notes are designed for investors who seek a return equal to 100% of the appreciation of the Russell 2000® Index, up to a maximum return on the Notes at maturity.  Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 10%, be willing to lose all or substantial portion of their principal.

•	Senior unsecured obligations of Royal Bank of Canada maturing July 24, 2014.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
•	The Notes priced on April 19, 2013 (the “pricing date”) and are expected to be issued on or about April 26, 2013 (the “issue date”).
Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the product prospectus supplement.
Issuer:	Royal Bank of Canada
Reference Asset:	Russell 2000® Index (the “Index”; Bloomberg ticker symbol “RTY <Index>”)
Maximum Return:	17.35%.
Payment at Maturity:
If the Percentage Change is greater than 0%, you will receive a cash payment that provides you with a return per $1,000 in principal amount of the Notes equal to the Percentage Change, subject to the maximum return on the Notes.  Accordingly, if the Percentage Change is positive, your payment per $1,000 in principal amount of the Notes will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 x Percentage Change]
If the Percentage Change is equal to or less than 0% and greater than or equal to -10%, you will receive the principal amount of your Notes at maturity.
If the Percentage Change is less than -10%, you will lose 1.1111% of the principal amount of your Notes for every 1% that the Final Level declines from the Initial Level by more than 10%. Accordingly, your payment per $1,000 in principal amount of the Notes will be calculated as follows:
$1,000 + [$1,000 x (Percentage Change + 10%) x 1.1111]
If the Final Level declines from the Initial Level by more than 10%, you will lose 1.1111% of the principal amount of your Notes for every 1% that the Percentage Change is less than -10%. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Royal Bank of Canada to satisfy its obligations as they come due, see “Selected Risk Considerations—Credit of Issuer” in this pricing supplement.
Buffer Percentage:	10%
Downside Multiplier:	1.1111
Percentage Change:	The performance of the Index from the Initial Level to the Final Level, calculated as follows:
Final Level – Initial Level Initial Level
Initial Level:	912.50, which was the closing level of the Index on the pricing date.
Final Level:	The closing level of the Index on the valuation date.
Valuation Date:	July 21, 2014(a)
Maturity Date:	July 24, 2014(a)
Calculation Agent:	RBC Capital Markets, LLC
CUSIP/ISIN:	78008SS72/US78008SS723
(a)	Subject to postponement if a market disruption event occurs, as described under “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

Investing in the Notes involves a number of risks.  See “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement, “Risk Factors” beginning on page 1 of the prospectus supplement and the prospectus and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.

	Price to Public	Underwriting Commission	Proceeds to Royal Bank of Canada
Per Note	100%	0.85%	99.15%
Total	$1,125,000	$9,562.50	$1,115,437.50

RBC Capital Markets, LLC	J.P. Morgan Securities LLC
Placement Agent

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011 and the product prospectus supplement dated January 28, 2011, relating to our Senior Global Medium-Term Notes, Series E, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.  You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 28, 2011 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated January 28, 2011, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Product Prospectus Supplement ERN-EI-1 dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000380/m22111424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “Royal Bank”, “we,” “us,” or “our” refers to Royal Bank of Canada.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes.  The “total return,” as used in this pricing supplement, is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 in principal amount of the Notes to $1,000.  The hypothetical total returns and examples set forth below reflect the Initial Level of 912.50, a maximum return on the Notes of 17.35%, and the hypothetical Final Levels as set forth below.  The actual Final Level will be determined based on the closing level of the Index on the valuation date.  The hypothetical total returns and examples set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The examples below do not take into account any tax consequences from investing in the Notes.

Final Level	Percentage Change	Payment at Maturity	Total Return on the Notes
1,460.00	60.00%	$1,173.50	17.35%
1,368.75	50.00%	$1,173.50	17.35%
1,277.50	40.00%	$1,173.50	17.35%
1,186.25	30.00%	$1,173.50	17.35%
1,095.00	20.00%	$1,173.50	17.35%
1,070.82	17.35%	$1,173.50	17.35%
1,003.75	10.00%	$1,100.00	10.00%
1,368.75	5.00%	$1,050.00	5.00%
912.50	0.00%	$1,000.00	0.00%
866.88	-5.00%	$1,000.00	0.00%
821.25	-10.00%	$1,000.00	0.00%
775.63	-15.00%	$944.45	-5.56%
730.00	-20.00%	$888.89	-11.11%
638.75	-30.00%	$777.78	-22.22%
547.50	-40.00%	$666.67	-33.33%
456.25	-50.00%	$555.56	-44.44%
365.00	-60.00%	$444.45	-55.56%
273.75	-70.00%	$333.34	-66.67%
182.50	-80.00%	$222.23	-77.78%
91.25	-90.00%	$111.12	-88.89%
0.00	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Level of 912.50 to a Final Level of 1,186.25, resulting in a Percentage Change of 30.00%.

Because the Percentage Change of 30.00% exceeds the maximum return of 17.35%, the investor receives a payment at maturity of $1,173.50 per $1,000 in principal amount of the Notes, which is the maximum payment on the Notes.

Example 2: The level of the Index increases from the Initial Level of 912.50 to a Final Level of 1,003.75, resulting in a Percentage Change of 10.00%.

Because the Percentage Change is greater than 0% and does not exceed the maximum return of 17.35%, the investor receives a payment at maturity of $1,100.00 per $1,000 in principal amount of the Notes, calculated as follows:

$1,000 + [$1,000 x 10.00%] = $1,100.00

Example 3: The level of the Index decreases from the Initial Level of 912.50 to a Final Level of 866.88, resulting in a Percentage Change of -5.00%.

Because the Percentage Change is equal to or less than 0% and greater than or equal to -10%, the investor will receive a payment at maturity of $1,000 per $1,000 in principal amount of the Notes.

Example 4: The level of the Index decreases from the Initial Level of 912.50 to a Final Level of 638.75, resulting in a Percentage Change of -30.00%.

Because the Percentage Change is less than -10%, the investor will receive a payment at maturity of $777.78 per $1,000 in principal amount of the Notes, calculated as follows:

$1,000 + [$1,000 x (-30% + 10%) x 1.1111] = $777.78

Selected Purchase Considerations

•
Appreciation Potential—The Notes provide the opportunity to receive a positive return equal to the Percentage Change, up to the maximum return on the Notes of 17.35% or $1,173.50 for every $1,000 in principal amount of the Notes.

•
Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the Final Level, as compared to the initial level, of up to 10%.  If the Final Level declines from the Initial Level by more than 10%, you will lose an amount equal to 1.1111% of the principal amount of your Notes for every 1% that the Percentage Change is less than -10%.  Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of the risks with respect to the credit of Royal Bank of Canada, see “Selected Risk Considerations—Credit of Issuer” in this pricing supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Index.  These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes,” beginning on page PS-4 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk – Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the level of the Index.  You will lose 1.1111% of the principal amount of your Notes for each 1% that the Final Level is less than the Initial Level by more than 10%.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.  The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
Your Potential Payment at Maturity Is Limited – The Notes will provide less opportunity to participate in increases in the Index than an investment in a security linked to the Index providing full participation in the appreciation, because the payment at maturity will not exceed the maximum payment amount.  Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to increases in the Index.

•
Credit of Issuer – The Notes are Royal Bank’s senior unsecured debt securities.  As a result, your receipt of the amount due on the maturity date is dependent upon Royal Bank’s ability to repay its obligations at that time.  This will be the case even if the level of the Index increases after the pricing date.  No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•
You Will Not Have Any Rights to the Securities Included in the Index – As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Index would have.

•
Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the securities included in the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
The Inclusion in the Purchase Price of the Notes of the Underwriting Discount and of Royal Bank’s Cost of Hedging its Market Risk under the Notes Will Adversely Affect the Value of the Notes Prior to Maturity – The price at which you purchase of the Notes includes the underwriting discount (including a broker’s commission), as well as the costs that Royal Bank (or one of its affiliates) expects to incur in the hedging of its market risk under the Notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that Royal Bank (or its affiliates) expects to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than the principal amount. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
Risks Associated with Small-Capitalization Stocks — The Index consists of stocks issued by companies with relatively small market capitalizations.  These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies.  As a result, the level of the Index may be more volatile than that of a market measure that does not track solely small-capitalization stocks.  Stock prices of small-capitalization companies are also generally more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, and be less attractive to many investors if they do not pay dividends.  In addition, small capitalization companies are typically less well-established and less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of those individuals.  Small capitalization companies tend to have lower revenues, less diverse product lines, smaller shares of their target markets, fewer financial resources and fewer competitive strengths than large-capitalization companies.  These companies may also be more susceptible to adverse developments related to their products or services.

•
Market Disruption Events or Unavailability of the Level of the Index and Adjustments – The payment at maturity, the valuation dates and the Reference Asset are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event and the unavailability of the level of the Index on a valuation date, see “General Terms of the Notes—Unavailability of the Level of the Reference Asset on a Valuation Date” and “—Market Disruption Events” in the product prospectus supplement.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily closing levels from April 19, 2002 through April 19, 2013.  The closing level of the Index on April 19, 2013 was 912.50.

We obtained the Index closing levels below from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.  The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Final Level.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

All disclosures contained in this pricing supplement regarding the Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, Russell Investments Group (“Russell”). Russell, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of Russell discontinuing publication of the Index are discussed in the section entitled “General Terms of the /notes— Unavailability of the Level of the Reference Asset on a Valuation Date.” Neither we nor RBCCM accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

Russell began dissemination of the Index (Bloomberg L.P. index symbol “RTY”) on January 1, 1984 and calculates and publishes the Index.  The Index was set to 135 as of the close of business on December 31, 1986. The Index is designed to track the performance of the small capitalization segment of the U.S. equity market.  As a subset of the Russell 3000® Index, the Index consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The Index is determined, comprised, and calculated by Russell without regard to the Notes.

You can obtain the level of the Russell 2000® Index at any time from the Bloomberg Financial Market page “RTY  <Index> <GO>” or from the Russell website at www.russell.com.

Information contained in the Russell website referenced above is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Selection of Stocks Underlying the Index

All companies eligible for inclusion in the Index must be classified as a U.S. company under Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”). Using the HCIs, Russell compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, Russell will use the primary country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner. For the 2010 reconstitution, Russell will use one year of assets or revenues data to determine the country for the company. Beginning in 2011, Russell will use the average of two years of assets or revenues data, in order to reduce potential turnover. Assets and revenues data are retrieved from each company’s annual report as of the last trading day in May. If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange.  BDI countries include: Anguilla, Antigua and Barbuda, Bahamas, Barbados, Belize, Bermuda, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Netherlands Antilles, Panama, and Turks and Caicos Islands.  For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

All securities eligible for inclusion in the Index must trade on a major U.S. exchange. Bulletin board, pink-sheets, and over-the-counter (“OTC”) traded securities are not eligible for inclusion. Stocks must trade at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Nonetheless, a stock’s closing price (on its primary exchange) on the last trading day in May will be used to calculate market capitalization and index membership. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above $1.00 on another major U.S. exchange, that stock will be eligible for inclusion, but the lowest price from a non-primary exchange will be used to calculate market capitalization and index membership.

An important criteria used to determine the list of securities eligible for the Index is total market capitalization, which is defined as the market price as of the last trading day in May for those securities being considered at annual reconstitution times the total number of shares outstanding. Common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, or trust receipts, are excluded from the calculation. Companies with a total market capitalization of less than $30 million are not eligible for the Index. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the Index.

Royalty trusts, limited liability companies, closed-end investment companies (business development companies are eligible), blank check companies, special purpose acquisition companies, and limited partnerships are also ineligible for inclusion. In general, only one class of common stock of a company is eligible for inclusion in the Index, although exceptions to this general rule have been made where Russell has determined that each class of common stock acts independent of the other.

Annual reconstitution is a process by which the Index is completely rebuilt. Based on closing levels of the company’s common stock on its primary exchange on the last trading day of May of each year, Russell reconstitutes the composition of the Index using the then existing market capitalizations of eligible companies. Reconstitution of the Index occurs on the last Friday in June or, when the last Friday in June is the 28th, 29th, or 30th, reconstitution occurs on the prior Friday. In addition, Russell adds initial public offerings to the Index on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution.

After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

As a capitalization-weighted index, the Index reflects changes in the capitalization, or market value, of the component stocks relative to the entire market value of the Index. The current Reference Asset level is calculated by adding the market values of the Index’s component stocks, which are derived by multiplying the price of each stock by the number of shares outstanding, to arrive at the available market capitalization of the 3,000 stocks. The available market capitalization is then divided by a divisor, which represents the index value of the Index. To calculate the Index, closing prices will be used from the primary exchange of each security. If a component stock is not open for trading, the most recently traded price for that security will be used in calculating the Index. In order to provide continuity for the Index’s level, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings, and other capitalization changes.

License Agreement

We and Russell have entered into a non-exclusive license agreement providing for the license to us, and certain of our affiliates, in exchange for a fee, of the right to use indices owned and published by Russell in connection with some securities, including the Notes.

Russell does not guarantee the accuracy and/or the completeness of the Index or any data included in the Index and has no liability for any errors, omissions, or interruptions in the Index. Russell makes no warranty, express or implied, as to results to be obtained by the calculation agent, holders of the Notes, or any other person or entity from the use of the Index or any data included in the Index in connection with the rights licensed under the license agreement described in this pricing supplement or for any other use. Russell makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Index or any data included in the Index. Without limiting any of the above information, in no event will Russell have any liability for any special, punitive, indirect or consequential damages, including lost profits, even if notified of the possibility of these damages.

The Notes are not sponsored, endorsed, sold or promoted by Russell. Russell makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Index to track general stock market performance or a segment of the same. Russell’s publication of the Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the stocks upon which the Index is based. Russell's only relationship to us is the licensing of certain trademarks and trade names of Russell and of the Index, which is determined, composed and calculated by Russell without regard to us or the Notes. Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes.

“Russell 2000®” and “Russell 3000®” are registered trademarks of Russell in the U.S. and other countries.

Supplemental Plan of Distribution

J.P. Morgan Securities LLC will act as placement agent for the Notes and will receive a fee from us or one of our affiliates of $8.50 per $1,000 in principal amount of the Notes. J.P. Morgan Securities LLC may act on behalf of an affiliate and may reallow all or a portion of fees received in connection with the distribution of the Notes to such affiliate.

Delivery of the Notes will be made against payment for the Notes on April 26, 2013, which is the fifth business day following the pricing date (this settlement cycle being referred to as “T+5”).  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the Trade Date will be required, by virtue of the fact that the Notes will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement; such purchasers should also consult their own advisors in this regard.

In addition, RBCCM or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

U.S. Federal Tax Consequences

By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 28, 2011 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes and is further supplemented by the following summary.

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder (as defined in the product prospectus supplement).  Under proposed U.S. Treasury Department regulations, certain payments that are contingent upon or determined by reference to U.S. source dividends, including payments reflecting adjustments for extraordinary dividends, with respect to equity-linked instruments, including the Notes, may be treated as dividend equivalents.  If enacted in their current form, the regulations will impose a withholding tax on payments made on the Notes on or after January 1, 2014 that are treated as dividend equivalents.  In that case, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.  Further, non-U.S. holders may be required to provide certifications prior to, or upon the sale, redemption or maturity of the Notes in order to minimize or avoid U.S. withholding taxes.

The Internal Revenue Service has issued notices and the Treasury Department has issued final regulations affecting the legislation enacted on March 18, 2010 and discussed in the product prospectus supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences — Supplemental U.S. Tax Considerations—Legislation Affecting Taxation of Notes Held By or Through Foreign Entities.”  Pursuant to the final regulations, withholding requirements with respect to payments made on the Notes will generally begin no earlier than January 1, 2014, and the withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014.  Account holders subject to information reporting requirements pursuant to the legislation may include holders of the Notes.  Holders are urged to consult their own tax advisors regarding the implications of this legislation and subsequent guidance on their investment in the Notes.

Validity of the Notes

In the opinion of Norton Rose Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the indenture, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Quebec and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated March 6, 2012, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC on March 6, 2012.

In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated March 6, 2012, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated March 6, 2012.